Exhibit 99.8

Standard and Poor's Approves TrackPower for Listing in Market Access Program

New York, New York - Wednesday, December 6, 2000, 4:22 PM EST Standard and Poor's announced today that its Editorial Board has approved TrackPower, Inc. (OTCBB: TPWR) for inclusion in the premier Market Access Program. A full description was published in the Daily News Section of the Standard Corporation Records on Wednesday, November 22nd, 2000. As part of the program, Standard and Poor's will also initiate financial coverage for TrackPower on the Standard and Poor's Internet Site www.advisorinsight.com as well as S&P MarketScope and the S&P Stock Guide database. S&P's financial coverage program is one of the industry's best programs to broaden the dissemination of company information and heighten awareness of TrackPower to the financial community.

The Standard Corporation Records, the definitive source of financial information available in print, CD-ROM and on the Internet, is a recognized securities manual for secondary trading in approximately 35 states under the Blue Sky Laws. Standard and Poor's website www.advisorinsight.com provides free access to a full spectrum of investors interested in getting information on TrackPower. Standard and Poor's MarketScope is a real-time information service offering instant access to current market information on TrackPower by more than 74,000 brokers and traders worldwide. Standard and Poor's Stock Guide database is distributed electronically to virtually all major quote vendors. Vital statistics such as price, volume, dividends, shares outstanding, financial position, earnings and much more will be made available to over 240,000 brokers, traders, and professionals.

TrackPower is currently in the process of completing its acquisition of Compurace, Inc. Compurace is currently the market leader in providing video archiving and Internet broadcast services for racetracks. Their products are available both on kiosks at racetracks and on their fully operating Internet site www.compuraceinc.com. The transaction is expected to close imminently as documentation has been completed and the company is awaiting final signatures from minority shareholders.

TrackPower, Inc. is currently preparing to launch a turnkey interactive video and information service for racetracks and other gaming facilities. The company has a marketing agreement allowing its new and existing customers to wager on horse races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.

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Contact: J. Graham Simmonds
     VP, TrackPower, Inc.
     (905) 833-3838 ext. 352